May 14, 2009

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re: View Systems, Inc.

File Reference No. 000-30178

To Whom It May Concern:

We were previously the independent registered public accounting firm for View Systems, Inc. and under the date of March 25, 2009 we reported on the financial statements of View Systems, Inc. as of December 31, 2008 and 2007, and for the years then ended.

On May 14, 2009 we resigned as the independent registered public accounting firm of View Systems, Inc.  We have read View Systems, Inc.’s statements included in Item 4.01 on Form 8-K regarding the recent change of auditors.  We agree with such statements made regarding our firm.

Very truly yours,

Davis, Sita & Company, P. A.